Filed by: Callon Petroleum Company  Pursuant to Rule 425 under the  Securities Act of 1933  and deemed filed pursuant to 14a‐12  under the Securities Exchange Act of 1934  Subject Company: Carrizo Oil & Gas, Inc.  Commission File No.: 000‐29187‐87    On September 4, 2019, Callon Petroleum Company ("Callon") presented at the Barclays CEO Energy‐Power  Conference. Set forth below is a copy of the related presentation material.

CORPORATE PRESENTATION September 2019

IMPORTANT DISCLOSURES No Offer or Solicitation Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc. Additional Information and Where to Find It In connection with the proposed transaction, Callon Petroleum Company (“Callon”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Callon and Carrizo that also constitutes a preliminary prospectus of Callon. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Callon and Carrizo intend to mail a definitive proxy statement/prospectus to shareholders of Callon and shareholders of Carrizo. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com. Participants in the Proxy Solicitation Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships,

IMPORTANT DISCLOSURES (CONTINUED) including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Supplemental Non-GAAP Financial Measures This presentation includes non-GAAP measures, such as Adjusted EBITDA, Net Debt to LTM Adjusted EBITDA, Net Debt to LQA Adjusted EBITDA, Total Liquidity, Discretionary Cash Flow and other measures identified as non-GAAP. Reconciliations are available in the Appendix. EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, asset retirement obligation accretion expense, (gains) losses on derivative instruments excluding net settled derivative instruments, impairment of oil and natural gas properties, non-cash equity based compensation and other operating expenses. Management believes EBITDA is useful because it allows it to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Our presentation of EBITDA should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Net Debt to Last Twelve Months (“LTM”) Adjusted EBITDA and Net Debt to Last Quarter Annualized (“LQA”) Adjusted EBITDA are non-GAAP measures. The Company defines Net Debt to LTM Adjusted EBITDA as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company’s Adjusted EBITDA inclusive of annual pro-forma results from its acquisitions and disposition completed over the last twelve month period. The Company defines Net Debt to LQA Adjusted EBITDA as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company’s current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. The Company presents these metrics to help evaluate its capital structure, financial leverage, and forward-looking cash profile. The Company believes that that these metrics are widely used by industry professionals, research and credit analysts, and lending and rating agencies in the evaluation of total leverage. Free cash flow is also a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures. Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered as an alternative to net cash provided by operating activities or any other measure of liquidity in accordance with GAAP. We have not provided a reconciliation of projected free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its and customers’ payments, with accuracy to a specific day, months in advance.

# 2Q19: CONSISTENT DELIVERY OF RESULTS

## SEQUENTIAL ACHIEVEMENTS



DAILY PRODUCTION (Mboepd)
41
40.5
40
1Q19
2Q19



OPERATING MARGIN ($/Boe) (1)
$40
$35
$30
1Q19
2Q19



ADJ. EBITDA ($MM) (2)
$130
$120
$110
$100
1Q19
2Q19



LEVERAGE (NET DEBT / LTM ADJ. EBITDA) (3)
3.0x
2.5x
2.0x
1Q19
2Q19

## OPERATIONAL HIGHLIGHTS

- Larger projects yield meaningful cost reductions across the Permian
  - WildHorse 5-well pad averaged ***record D&C / 1,000' of ~ $0.6 MM*** with well performance aligned to older vintages
  - Delaware 6-well pad averaged ***record D&C / 1,000' of ~ $1.1 MM***, illustrating simultaneous operations ("SIMOPS") benefit with wells online at the end of July
- Delaware recycling capacity upgrade completed
  - Doubled daily water recycling capacity to 60K bwpd
  - ~ 10% utilization rate of permitted capacity in the Delaware (2Q19)
  - Six-well Spur project utilized ~ 50% recycled water for fracs, with 2H19 program targeted at ~ 80%
- Completed Delaware optimization project improves uptime, reduces LOE, and mitigates operational risk
- Executed on Ranger sale for $245 MM in net cash proceeds with $60 MM contingency payment upside
- Redeemed preferred stock, reducing overall cost of capital

## ACTUALS RELATIVE TO CONSENSUS (4)

| | 2Q19 CONSENSUS | 2Q19 ACTUAL |
|---|---|---|
| TOTAL PRODUCTION (Mboepd) | 40.0 | 40.5 |
| ADJ. EBITDA (2) ($MM) | $116 | $124 |
| CAPEX ($MM) | $171 | $161 |
| LOE ($/Boe) | $6.41 | $6.18 |

1. Based on unhedged revenue less LOE and production taxes on a Boe basis.
2. Based on CPE calculated Adjusted EBITDA, a non-GAAP financial measure. Please see the Non-GAAP reconciliation disclosures in the Appendix.
3. Net Debt to LTM Adjusted EBITDA is a non-GAAP measure and is calculated as the sum of total long-term debt less unrestricted cash and cash equivalents, divided by the Company's Adjusted EBITDA inclusive of annualized pro-forma results from its acquisitions and disposition completed over the last twelve month period. Please refer to the Appendix for reconciliation.
4. Based on Bloomberg consensus estimates as of 7/30/19.

4

# 2019 PLAN EXECUTION AND CAPITAL EFFICIENCY

## TRANSITION TO LARGE PAD DEVELOPMENT



Operational Capital ($MM)
$400
$300
$200
$100
$0
Capital efficiency gains from larger pad development realized in 2H19
57% of FY19 operational capital spent through July (1)
1H18
2H18
1H19
2H19E

## DELAWARE BASIN CAPITAL EFFICIENCY INFLECTION (2)



Cumulative BOE / 1,000'
30
25
20
15
10
5
0
D&C down ~25%
Cum. 90 Day BOE up ~50%
$1.6
$1.5
$1.4
$1.3
$1.2
$1.1
$1.0
D&C ($MM/ 1,000')
2017
2018
2019 YTD
30 Day BOE / 1,000'
90 Day BOE / 1,000'
180 Day BOE / 1,000'
270 Day BOE / 1,000'
Average D&C / 1,000'

## PROGRESSION TO FREE CASH FLOW (3)



$MM
$0
-$10
-$20
-$30
-$40
-$50
-$60
-$70
$60
$50
$40
$30
$20
$10
$0
$/Boe
DUC build
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
DCF Less Operational Capex ($MM)
Realized Unhedged Price ($/Boe)

1. Based on the midpoint of 2019 operational capex guidance.
2. Based on perforated lateral length vs targeted lateral length for wells with greater than 5,000' perforated lateral.
3. Discretionary Cash Flow is a non-GAAP measure and is defined as net cash provided by operating activities before changes in working capital and payments to settle ARO and vested liability share-based awards. Please refer to the non-GAAP disclosures as well as the Appendix for reconciliation. Operational Capex based on accrual accounting.

5

# “TEXAS STRONG”: CREATING A PREMIER OILY MID-CAP



## MIDLAND BASIN

- Recently streamlined operations in mid-cycle manufacturing mode
- Co-development of multi-interval high return inventory

## DELAWARE BASIN

- Long-term growth driver shifting into development mode
- Scaled development utilizing simultaneous operations reduces cash conversion cycles
- Organic inventory upside through stacked pay delineation

## EAGLE FORD

- Highly efficient free cash flow machine with repeatable, low-risk inventory for reinvestment
- Lower capital intensity projects provide balance within broader company development portfolio

## HOUSTON HEADQUARTERS

- Houston-based company focused on the development of premier Texas shale assets
- All core operating areas transitioning to large scale development on established infrastructure footprints
- Combination of comparably high-return, de-risked inventories with meaningful organic growth potential through delineation upside
- Powerful combination of skilled employee bases with shared culture and values

CAP

6

# SCALED DEVELOPMENT MODEL IN PERMIAN

CAPITAL EFFICIENT OIL-WEIGHTED RETURNS ACROSS PREMIER PLAYS

COMPETITIVE FCF YIELD COUPLED WITH DIFFERENTIATED GROWTH

SOLID FINANCIAL PROFILE WITH OPTIONS FOR VALUE CREATION

HIGHLY ACCRETIVE TO FCF/SHARE, CROCI, AND NAV/SHARE

| PRO FORMA OVERVIEW | |
|---|---|
| 2Q19 Production (Mboepd) (1) | 106.1 |
| LTM Adj. EBITDA (2Q19) (2) | $1.2 billion (LTM) |
| YE18 SEC PV-10 | ~ $7.0 billion |
| YE18 SEC PD PV-10 | ~ $4.4 billion |
| Enterprise Value (3) | ~ $4.8 billion |
| 2020E Permian Rig Activity | ~ 7 rigs |
| 2020E Eagle Ford Rig Activity | ~ 2 rigs |
| 2020E Operational Capital | ~ $1.1 billion |


PERMIAN - DELAWARE
2020E Capital Allocation: ~50%


EAGLE FORD
2020E Capital Allocation: ~25%


PERMIAN - MIDLAND
2020E Capital Allocation: ~25%

~200,000 Net Acres
Over 100,000 Boepd

1. CPE production is reported on two-stream basis and CRZO production is reported three-stream basis.
2. Based on CPE and CRZO calculated Adjusted EBITDA, a non-GAAP financial measure. Please see the Non-GAAP disclosures and a reconciliation in the Appendix.
3. Based on 8/28/19 prices, inclusive of preferred.

7

# BALANCED LONG TERM INVENTORY

## PRO FORMA DELINEATED INVENTORY RANKED BY IRR [(1)]



CALLON MIDLAND
CALLON DELAWARE
CARRIZO EAGLE FORD
CARRIZO DELAWARE
Delineated locations with > 25% IRR including facilities

## PRESERVING HIGH RETURN DELAWARE INVENTORY [(2)]

**Thoughtful HBP development aligned with CPE's long**-term co-development and asset optimization strategy



PEERS
CRZO
WCA and Above
Below WCA

## OPTIMAL INVENTORY LIFE ACROSS PRO FORMA ASSETS

| | DELAWARE | MIDLAND | EAGLE FORD |
|---|---|---|---|
| Net Acres | ~ 90,000 | ~ 30,000 | ~ 80,000 |
| Intervals | 7 | 5 | 1 |
| Gross Operated Delineated Locations | ~ 1,250 | ~ 650 | ~ 600 |
| Average Lateral Ft (Inventory) | 8,700 | 7,800 | 7,100 |
| Inventory Years [(3)] | ~ 17 Years | | ~ 10 Years |

1. Operated inventory shown; excludes locations with IRR <25%; assumes 1Q19 D&C costs plus 10% additional facilities; assumes internal Callon / Carrizo type curves as of 1Q19. Assumes oil pricing as follows: WTI: $55 / bbl flat; WTI-Midland differential: ($1.00) / bbl; LLS-WTI differential: +$3.00 / bbl; Brent-WTI differential: +$8.00 / bbl; assumes gas pricing as follows: HHUB: $2.75 / mmbtu flat ; HHUB-WAHA differential: ($1.50) / mmbtu for 2Q19-3Q19 and ($0.75) / mmbtu from 4Q19 onward; assumes NGL pricing as follows: $20 / bbl NGLs.
2. Source: Drilling info with peers including APC, AXAS, CDEV, CXO, DVN, EOG, FANG, JAG, NBL, OAS, OXY, PDCE, PE, ROSE, WPX, XEC.
3. Based on PF 2020 capital program pace.

8

STRATEGIC CONSOLIDATION EXEMPLIFIED • Scaled Southern Delaware position for deployment of simultaneous operations ENHANCED improves cycle times and capital efficiency, and reduces downtime by 1% - 2% PERMIAN • Shared subsurface and D&C learnings across southern Delaware footprint MODEL • Improved flexibility for organic delineation and technology deployment • Significant opportunities for infrastructure integration • Combination of mature and emerging unconventional development in leading BALANCED shale plays PORTFOLIO IN • Complementary cash conversion cycles and capital intensity profiles LEADING • Sustained Eagle Ford cash generation funds Permian growth SHALE PLAYS • Capital allocation optionality to manage physical or commodity price dislocations • Near-term benefit of relative level of cash flow contributions to Callon shareholders TANGIBLE from ownership stake in combined base business VALUE • Tangible synergies provide upside participation for combined shareholders CREATION • Corporate and operational synergies result from controllable, structural changes in business 9

VALUE INCREASE IN BASE BUSINESS + SYNERGY UPLIFT CALLON / CARRIZO Transaction A Transaction B Transaction C Transaction D 100% 100% 100% 100% 100% 90% 90% ACQUIROR OWNERSHIP % 90% 90% 90% (1) CPE OWNERSHIP % >> > EBITDA CONTRIBUTED ACQUIROR OWNERSHIP % ACQUIROR ONWERSHIP % > EBITDA CONTRIBUTED 80% EBITDA CONTRIBUTED 80% 80% > EBITDA CONTRIBUTED 80% 80% 70% (CPE PF CASH BENEFIT) 70% 70% 70% 70% 60% 60% 60% 60% 60% 50% 50% 50% 50% 50% 40% 40% 40% 40% 40% Leverage Adj. Leverage 72% 70% 75% 70% 30% 30% 30% 59% 60% 62% 30% 58% 62% 64% 30% 63% 62% 49% 54% 20% 43% 20% 20% 20% 20% ACQUIROR OWNERSHIP % 10% 10% 10% 10% 10% < EBITDA CONTRIBUTED 1.) BASE: 1.) 0% 0% 0% 0% 0% Relative EBITDA Contribution EBITDA Relative FY0 FY1 PF FY0 FY1 PF FY0 FY1 PF FY0 FY1 PF FY0 FY1 PF EBITDA EBITDA Ownership EBITDA EBITDA Ownership EBITDA EBITDA Ownership EBITDA EBITDA Ownership EBITDA EBITDA Ownership CARRIZO ACQUIROR TARGET CALLON +6.5% of (8.8%) of (3.1%) of (4.7%) of +13.3% of Transaction Transaction Transaction Transaction Transaction Value Value Value Value Value $510 $913 (Excluding $741 $391 EBITDA (46%) Benefit) $1,490 $114 -$40 $1,588 $1,948 $2,330 Synergy Sharing Synergy $252 $1,209 $1,492 $0 $459 $0 (54%) $186 -$840 $0 $226 $207 -$360 -$283 Based on Ownership ($MM) Ownership on Based PV Premium Value to PV Premium Value to PV Premium Value to PV Premium Value to 2.) UPSIDE: 2.) PV Premium Value to Synergies (Gross) Callon Synergies Acquiror Synergies Acquiror Synergies Acquiror Synergies Acquiror IN ADDITION, PREMIUM OFFSET BY RELATIVE EBITDA BENEFIT IN BASE BUSINESS Note: Transactions include CXO/RSPP, FANG/EGN, ECA/NFX and PDCE/SRCI. EBITDA metrics based on consensus estimates on announcement date. Synergies represent lesser of publicly disclosed midpoint values or PV10 in perpetuity if not present values not disclosed. 1. Implied relative EBITDA contribution after adjusting for respective net debt levels at each enterprise and cash portion of transaction, if applicable. 10

# SYNERGIES: STRUCTURAL BENEFITS FROM SCALE


DELAWARE D&C SYNERGIES
($MM / 1,000' LATERAL) (1)
$1.2
$1.1
$1.0
CPE 2019E
2020E PF
3Q19 Six Well Pad

$25 - $30 MM 2020E

$45 - $65 MM Run Rate


PERMIAN UPTIME SYNERGIES
(FRAC INTERFERENCE IMPACT AS % PRODUCTION) (2)
4%
3%
2%
1%
0%
CPE 2019E
CPE 2020E
2020E PF

$10 MM 2020E

$20 MM Run Rate


IDENTIFIED G&A SYNERGIES
(% TARGET LTM G&A) (3)
100%
80%
60%
40%
20%
0%
Avg. Synergy % Target G&A
PF CPE Synergy % CRZO G&A

$35 MM 2020E

$35 - $45 MM Run Rate

SYNERGY TARGETS
(% ADJ. LTM EBITDA) (4)

| | D&C | Uptime | G&A | Total |
|---|---|---|---|---|
| 2020 Synergy | $25 - $30 | $10 | $35 | $70 - $75 |
| Run Rate Synergy | $45 - $65 | $20 | $35 - $45 | $100 - $130 |


Total Synergies as % of LTM EBITDA
30%
20%
10%
0%
CPE
CRZO
PF CPE

1. Based on targeted lateral length vs. perforated lateral length.
2. 2019E pro forma Ranger sale.
3. Target company LTM G&A inclusive of capitalized G&A. Average G&A synergy as percentage of target company inclusive of EGN, NFX, RSPP, SRCI, and WRD.
4. Based on CPE and CRZO Last Twelve Months Adjusted EBITDA inclusive of pro-forma results from acquisitions and dispositions completed in the period. Please see the Non-GAAP disclosures and a reconciliation in the Appendix.

11

# ADVANCING OUR CORPORATE OBJECTIVES (1)

**INCREASE CROCI (2)**

- Total corporate return focus drives shareholder value
- Combined portfolio will maintain top tier margins
- 2020E CROCI targeting > 15%, competitive with other industries

**SUSTAINABLE FCF**

- Cash flow break-even reduced from ~ $55/Bbl (standalone) to ~ $50/Bbl in 2020
- At recent strip prices, PF CPE generates > $100 million FCF next year
- 2021 FCF grows significantly at $55 WTI, with break-even below $50
- Supported by measured production growth in backwardated environment

**IMPROVED FINANCIAL STRENGTH**

- Net Debt to LQA EBITDA (3) at June 30, 2019 was 2.3x (CPE stand-alone)
- FCF for absolute debt reduction combined with refinancing opportunities
- 2020 target leverage < 2.0x, additional upside from increased potential monetizations

**LONG-TERM FOCUS**

- Utilizes FCF generating asset base to increase large scale development of core Permian asset base and bring forward value proposition
- 2020 Delaware program has > 95% multi-well, multi-interval development utilizing SIMOPS, improving corporate capital efficiency

1. All estimates are based upon $55 WTI pricing and assuming closing of the CPE/CRZO transaction during 2019.
2. Cash Return on Invested Capital ("CROCI") is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders' equity).
3. Net Debt to LQA Adjusted EBITDA is a non-GAAP measure and is calculated as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company's current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. Please refer to the Appendix for reconciliation.

12

MEASURED GROWTH AND MARGIN LEADERSHIP (1) 25% 20% Permian and Eagle Ford Focused Niobrara Focused 15% High NGL Mix Pro Forma CPE (2) 10% Pro Forma (3) 2020 2020 Consensus Production Growth 5% Bakken Focused 0% $20 $25 2Q19 ADJUSTED EBITDA(X)/BOE $30 $35 1. Sourced from Bloomberg with 2Q19 EBITDA and production based on actuals and consensus estimates as of 8/28/19. Bubble size based on 2Q19 production volumes. Peers include: APA, AXAS, BCEI, CRC, CDEV, CNX, ESTE, ECA, EOG, FANG, HPR, XOG, FANG, GPOR, JAG, LPI, LONE, MRO, MTDR, OAS, PE, PDCE, PXD, QEP, SM, WLL, and WPX. 2. Pro forma Callon numbers includes quarterly breakdown of $8.75MM per 2020 G&A synergy guidance and 10% pro forma absolute production growth. 13 3. Pro forma peer data includes quarterly breakdown of $10MM per 2020 G&A synergy guidance and 7.5% pro forma absolute production growth.

FOCUSED ON CORPORATE PRIORITIES PRODUCTION (1) (MBOE/D) FREE CASH FLOW (2) ($mm) CALLON CARRIZO PRO FORMA CALLON CARRIZO PRO FORMA >10% CAGR $300MM + 104.3 64.7 39.6 $28 2019E Consensus 2020 - 2021E Target ($71) 2020 – 2021E Target 2019E Consensus CORPORATE FCF BREAKEVEN 2020E CORPORATE METRICS ~ $60 LEVERAGE < 2.0x ~ $50 < $50 ROACE (3) > 10% CROCI (4) > 15% 2019E 2020 Target 2021 Target 1. Production volume for Callon on two-stream basis and three-stream basis for Carrizo. 2. FCF consensus source: Factset as of 8/31/19. 2020-2021E FCF assumes WTI of $55 /Bbl and Henry Hub of $2.50 /MMBtu. 3. ROACE calculated as EBIT / (average total assets – average current liabilities). 14 4. Cash return on investment (“CROCI”) is defined as (GAAP cash flow from operations before changes in working capital + after-tax interest expense) / (average total debt + average stockholders’ equity).

# FINANCIAL STRENGTH

## KEY CORPORATE PRINCIPLES

| Generate Sustainable Free Cash Flow Growth | Reduce Leverage to < 2.0x | Maintain Strong Liquidity Position | Preserve Top-Tier Operating Margins | Prudent Financial and Physical Risk Management |
|---|---|---|---|---|

## HIGHLIGHTS

- Closed Ranger sale for net cash proceeds of $245 MM with $60 MM contingency upside
- Redeemed 10% preferred stock early in 3Q
- Upgraded by Moody's to B1 with stable outlook and placed on CreditWatch Positive by S&P (current corporate credit rating of B)
- Expanded hedging and marketing arrangements to further diversify price concentration risk
- Forecast corporate-wide FCF in 4Q19 with CRZO acquisition offering an accelerated path to FCF in 2020 and corresponding debt reduction
- CRZO acquisition enhances opportunistic refinancing flexibility to reduce cost of capital over time

## 2Q19 CPE CAPITALIZATION TABLE

| | 2Q19 |
|---|---|
| Cash | $16 |
| Credit Facility | $105 |
| Senior Notes due 2024 | 600 |
| Senior Notes due 2026 | 400 |
| Total Debt | $1,105 |
| Stockholders' Equity | 2,484 |
| Total Capitalization | $3,589 |
| Total Liquidity (1) | $743 |
| Net Debt to LQA EBITDA (2) | 2.3x |

1. Based on current elected commitment amount. All figures are as of 6/30/2019 and reflect certain items, such as letters of credit, not specifically shown in the capitalization table.
2. Net Debt to LQA Adjusted EBITDA is a non-GAAP measure and is calculated as the sum of total long-term debt less unrestricted cash and cash equivalents (as determined under U.S. GAAP), divided by the Company's current quarter annualized Adjusted EBITDA inclusive of pro-forma results from its disposition completed in the current period. Please refer to the Appendix for reconciliation.

CAP

15

COMBINATION ACCELERATES EVOLUTION Relentless Pursuit of Capital Efficiency Differentiated Oil and • Clear economic benefits of scaled development model across portfolio Gas Investment Combining Repeatable • Sustainable “life of field” development of substantial Growth with Leading inventory Full-Cycle Cost of Supply • Balance of cash conversion cycle times Sustainable Free Cash Flow Growth • Preservation of leading cash margins • Rationalization of corporate costs • Combination of relatively mature production profiles • Double-digit production growth and free cash flow generation Improved Financial Strength • Accelerated free cash flow for near-term debt reduction • Large, diversified asset base with opportunities for pruning • Visibility to improved cost of capital 16

APPENDIX

# OIL HEDGE PORTFOLIO (1)

| | 3Q19 | 4Q19 | 2H19 | 1Q20 | 2Q20 | 3Q20 | 4Q20 | FY 2020 | FY 2021 |
|---|---|---|---|---|---|---|---|---|---|
| **NYMEX WTI (Bbl, $/Bbl)** | | | | | | | | | |
| Swaps | | | | | | | | | |
| Total Volumes | - | - | | 273,000 | 273,000 | 276,000 | 276,000 | 1,098,000 | - |
| Total Daily Volumes | - | - | | 3,000 | 3,000 | 3,000 | 3,000 | 3,000 | - |
| Avg. Swap | - | - | | $ 56.17 | $ 56.17 | $ 56.17 | $ 56.17 | 56.17 | - |
| Three-way Collars | | | | | | | | | |
| Total Volumes | 1,196,000 | 1,196,000 | 2,392,000 | 819,000 | 819,000 | 828,000 | 828,000 | 3,294,000 | - |
| Total Daily Volumes | 13,000 | 13,000 | 13,000 | 9,000 | 9,000 | 9,000 | 9,000 | 9,000 | - |
| Avg. Short Call Price | $67.46 | $67.46 | $67.46 | $65.72 | $65.72 | $65.72 | $65.72 | $65.72 | - |
| Avg. Long Put Price | $56.54 | $56.54 | $56.54 | $55.69 | $55.69 | $55.69 | $55.69 | $55.69 | - |
| Avg. Short Put Price | $43.65 | $43.65 | $43.65 | $44.47 | $44.47 | $44.47 | $44.47 | $44.47 | - |
| Avg. Premium Price | ($0.09) | ($0.09) | ($0.09) | $0.33 | $0.33 | $0.33 | $0.33 | $0.33 | - |
| Put Options | | | | | | | | | |
| Total Volumes | 230,000 | 230,000 | 460,000 | - | - | - | - | - | - |
| Total Daily Volumes | 2,500 | 2,500 | 2,500 | - | - | - | - | - | - |
| Avg. Long Put Price | $65.00 | $65.00 | $65.00 | - | - | - | - | - | - |
| Avg. Premium Price | $6.44 | $6.44 | $6.44 | - | - | - | - | - | - |
| Put Spreads | | | | | | | | | |
| Total Volumes | 230,000 | 230,000 | 460,000 | - | - | - | - | - | - |
| Total Daily Volumes | 2,500 | 2,500 | 2,500 | - | - | - | - | - | - |
| Avg. Long Put Price | $65.00 | $65.00 | $65.00 | - | - | - | - | - | - |
| Avg. Short Put Price | $42.50 | $42.50 | $42.50 | - | - | - | - | - | - |
| Avg. Premium Price | $4.39 | $4.39 | $4.39 | - | - | - | - | - | - |
| Total Volume Hedged (Bbl) | 1,656,000 | 1,656,000 | 3,312,000 | 1,092,000 | 1,092,000 | 1,104,000 | 1,104,000 | 4,392,000 | - |
| Average Ceiling Price ($/Bbl) | $67.46 | $67.46 | $67.46 | $63.33 | $63.33 | $63.33 | $63.33 | $63.33 | - |
| Average Floor Price ($/Bbl) | $58.89 | $58.89 | $58.89 | $55.81 | $55.81 | $55.81 | $55.81 | $55.81 | - |
| **MIDLAND-CUSHING DIFFERENTIAL (Bbls/$/Bbl)** | | | | | | | | | |
| Swaps | | | | | | | | | |
| Total Volumes | 1,961,500 | 2,176,000 | 4,137,500 | 1,092,000 | 1,092,000 | 1,196,000 | 1,196,000 | 4,576,000 | 1,095,000 |
| Total Daily Volumes | 21,321 | 23,652 | 22,486 | 12,000 | 12,000 | 13,000 | 13,000 | 12,503 | 3,000 |
| Avg. Swap Price | ($2.81) | ($2.50) | ($2.64) | ($1.73) | ($1.73) | ($0.89) | ($0.89) | ($1.29) | $1.00 |
| **MEGELLAN EAST HOUSTON DIFFERENTIAL (Bbls/$/Bbl)** | | | | | | | | | |
| Swaps | | | | | | | | | |
| Total Volumes | - | - | - | - | - | 276,000 | 276,000 | 552,000 | - |
| Total Daily Volumes | - | - | - | - | - | 3,000 | 3,000 | 1,508 | - |
| Avg. Swap Price | - | - | - | - | - | $3.30 | $3.30 | $3.30 | - |

1. Hedge contracts as of 8/1/19.

18

GAS HEDGE PORTFOLIO (1) 3Q19 4Q19 2H19 1Q20 2Q20 3Q20 4Q20 FY 2020 FY 2021 NYMEX HENRY HUB (MMBtu, $/MMBtu) Swaps Total Volumes 1,242,000 155,000 1,397,000 - - - - - - Total Daily Volumes 13,500 1,685 7,592 - - - - - - Avg. Swap Price $2.89 $0.97 $1.93 - - - - - - Two-way Collars Total Volumes 598,000 598,000 1,196,000 - - - - - - Total Daily Volumes 6,500 6,500 6,500 - - - - - - Avg. Short Call Price $3.50 $3.50 $3.50 - - - - - - Avg. Put Price $3.13 $3.13 $3.13 - - - - - - Total Volume Hedged (MMBtu) 1,840,000 753,000 2,593,000 - - - - Average Ceiling Price ($/MMBtu) $3.09 $3.41 $3.25 - - - - Average Floor Price ($/MMBtu) $2.97 $3.09 $3.03 - - - - WAHA DIFFERENTIAL (MMBtu, $/MMBtu) Swaps Total Volumes 2,116,000 2,116,000 4,232,000 1,183,000 1,183,000 1,196,000 1,196,000 4,758,000 - Total Daily Volumes 23,000 23,000 23,000 13,000 13,000 13,000 13,000 13,000 - Avg. Swap Price ($1.18) ($1.18) ($1.18) ($1.12) ($1.12) ($1.12) ($1.12) ($1.12) - 1. Hedge contracts as of 8/1/19. 19

# QUARTERLY CASH FLOW STATEMENT

| | 2Q18 | 3Q18 | 4Q18 | 1Q19 | 2Q19 |
|---|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | | | |
| Net income (loss) | $ 50,474 | $ 37,931 | $ 156,194 | $ (19,543) | $ 55,180 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | |
| Depreciation, depletion and amortization | 39,387 | 48,977 | 60,301 | 60,672 | 64,374 |
| Accretion expense | 206 | 202 | 248 | 241 | 216 |
| Amortization of non-cash debt related items | 588 | 708 | 734 | 738 | 741 |
| Deferred income tax (benefit) expense | 481 | 1,487 | 5,647 | (5,149) | 16,691 |
| (Gain) loss on derivatives, net of settlements | 8,572 | 25,100 | (105,512) | 66,970 | (15,193) |
| (Gain) loss on sale of other property and equipment | 22 | (102) | (64) | 28 | 21 |
| Non-cash expense related to equity share-based awards | 1,627 | 1,708 | 1,823 | 4,545 | 1,754 |
| Change in the fair value of liability share-based awards | (463) | 879 | (1,053) | 1,881 | (850) |
| Payments to settle asset retirement obligations | (207) | (507) | (389) | (664) | (107) |
| Payments for cash-settled restricted stock unit awards | (1,901) | - | - | (1,296) | (129) |
| Changes in current assets and liabilities: | | | | | |
| Accounts receivable | 10,447 | (56,764) | 37,033 | (5,390) | 44,071 |
| Other current assets | (5,611) | 3,885 | (5,936) | (2,294) | (3,807) |
| Current liabilities | 4,123 | 47,741 | 9,510 | (26,003) | (10,251) |
| Other | 19 | 4,791 | (6,897) | (177) | (2,224) |
| Net cash provided by operating activities | 107,764 | 116,036 | 151,639 | 74,559 | 150,487 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | | | |
| Capital expenditures | (187,040) | (156,982) | (155,821) | (193,211) | (166,219) |
| Acquisitions | (6,469) | (550,592) | (122,809) | (27,947) | (11,423) |
| Acquisition deposit | (28,500) | 27,600 | - | - | - |
| Proceeds from sales of assets | 3,077 | 5,249 | 683 | 13,879 | 260,417 |
| Additions to other assets | - | - | (3,100) | - | - |
| Net cash provided by (used in) investing activities | (218,932) | (674,725) | (281,047) | (207,279) | 82,775 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | | | |
| Borrowings on senior secured revolving credit facility | 85,000 | 105,000 | 230,000 | 220,000 | 140,000 |
| Payments on senior secured revolving credit facility | (160,000) | (40,000) | (95,000) | (90,000) | (365,000) |
| Issuance of 6.375% senior unsecured notes due 2026 | 400,000 | - | - | - | - |
| Payment of deferred financing costs | (8,664) | (1,296) | 530 | - | (31) |
| Issuance of common stock | 288,357 | 7 | (376) | - | - |
| Payment of preferred stock dividends | (1,824) | (1,823) | (1,824) | (1,824) | (1,823) |
| Tax withholdings related to restricted stock units | (1,028) | (216) | - | (1,025) | (833) |
| Other financing activities | - | - | - | - | (5) |
| Net cash provided by (used in) financing activities | 601,841 | 61,672 | 133,330 | 127,151 | (227,692) |
| Net change in cash and cash equivalents | 490,673 | (497,017) | 3,922 | (5,569) | 5,570 |
| Balance, beginning of period | 18,473 | 509,146 | 12,129 | 16,051 | 10,482 |
| Balance, end of period | $ 509,146 | $ 12,129 | $ 16,051 | $ 10,482 | $ 16,052 |

20

# NON-GAAP RECONCILIATION (1)

| ADJUSTED EBITDA RECONCILIATION | 2Q18 | 3Q18 | 4Q18 | 1Q19 | 2Q19 |
|---|---|---|---|---|---|
| Net income (loss) | $ 50,474 | $ 37,931 | $ 156,194 | $ (19,543) | $ 55,180 |
| (Gain) loss on derivatives, net of settlements | 8,572 | 25,100 | (105,512) | 66,970 | (15,193) |
| Non-cash stock-based compensation expense | 1,164 | 2,587 | 770 | 3,402 | 904 |
| Settled share-based awards | - | - | - | 3,024 | - |
| Other operating expense | 1,767 | 1,435 | 1,333 | 157 | 935 |
| Income tax (benefit) expense | 481 | 1,487 | 5,647 | (5,149) | 16,691 |
| Interest expense | 594 | 711 | 735 | 738 | 741 |
| Depreciation, depletion and amortization | 39,387 | 48,977 | 60,301 | 60,672 | 64,374 |
| Accretion expense | 206 | 202 | 248 | 241 | 216 |
| Adjusted EBITDA | $ 102,645 | $ 118,430 | $ 119,716 | $ 110,512 | $ 123,848 |

| LQA NET DEBT TO ADJUSTED EBITDA | 2Q19 |
|---|---|
| Senior secured revolving credit facility | $ 105,000 |
| 6.125% senior unsecured notes due 2024 | 600,000 |
| 6.375% senior unsecured notes due 2026 | 400,000 |
| Total principal outstanding | 1,105,000 |
| LESS: Unrestricted cash (pro forma) | (16,052) |
| Net Debt | 1,088,948 |
| Adjusted EBITDA | 123,848 |
| Pro forma adjustments | (5,764) |
| Adjusted EBITDA inclusive of pro forma adjustments | 118,084 |
| LQA Adjusted EBITDA | $ 472,336 |
| LQA Net debt to Adjusted EBITDA | 2.3 |

| DISCRETIONARY CASH FLOW RECONCILIATION | 2Q18 | 3Q18 | 4Q18 | 1Q19 | 2Q19 |
|---|---|---|---|---|---|
| Net cash provided by operating activities | $ 107,764 | $ 116,036 | $ 151,639 | $ 74,559 | $ 150,487 |
| Changes in working capital | (8,978) | 347 | (33,710) | 33,864 | (27,789) |
| Payments to settle asset retirement obligations | 207 | 507 | 389 | 664 | 107 |
| Payments for cash-settled restricted stock unit awards | 1,901 | - | - | 1,296 | 129 |
| Discretionary cash flow | $ 100,894 | $ 116,890 | $ 118,318 | $ 110,383 | $ 122,934 |

1. See "Important Disclosure" slides for disclosures related to Supplemental Non-GAAP Financial Measures.

CAP

21

NON-GAAP RECONCILIATION (1) COMBINED PRO FORMA LTM ADJUSTED EBITDA 3Q18 4Q18 1Q19 2Q19 2Q19 LTM Net income (loss) available to common shareholders $ 112,226 $ 409,490 $ 124,835 $ 155,557 $ 802,108 Dividends on preferred stock 6,280 6,191 6,184 6,275 24,930 Accretion on preferred stock 771 793 801 833 3,198 Income tax expense (benefit) 2,367 9,138 (184,544) 18,990 (154,049) Depreciation, depletion and amortization 129,287 143,074 136,235 145,356 553,952 Interest expense, net 16,117 16,626 17,189 18,765 68,697 (Gain) loss on derivatives, net 89,727 (263,325) 150,544 (34,485) (57,539) Cash received (paid) for commodity derivative settlements, net (35,501) (33,191) (2,928) (5,679) (77,299) Non-cash general and administrative, net 5,770 508 10,541 4,758 21,577 Loss on extinguishment of debt — 910 — - 910 Non-recurring and other expense, net (1,091) (1,163) 4,358 921 3,025 Acquisition expense 1,435 1,333 157 935 3,860 Adjusted EBITDA $ 327,388 $ 290,384 $ 263,372 $ 312,226 $ 1,193,370 Plus: Acquisitions – pro forma adjustments 23,264 Less: Divestiture – pro forma adjustments (37,946) LTM Adjusted EBITDA $ 1,178,689 1. See “Important Disclosure” slides for disclosures related to Supplemental Non-GAAP Financial Measures. 22

LEADING SOUTHERN DELAWARE WELL PERFORMANCE (1) SOUTHERN DELAWARE WCA WELLS ACROSS PEERS WCA RESULTS BY OPERATOR (2017+) (2) 100% 90% 80% 70% 60% 50% 40% 30% 20% CPE Well Count and Production Distribution Plot P(x) Plot Distribution Production and Count Well 10% CRZO 0% Average 6 Month Cumulative Production Boe (20:1 Oil Gas Conversion) 20,000 18,000 16,000 Boe 14,000 12,000 10,000 8,000 (20:1 Conversion)(20:1 6,000 4,000 Average 6 Month Cumulative 6 Month Average 2,000 0 Peer 1 Peer 2 CRZO CPE Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer Peer 10 11 1. Source: All well data sourced from drilling info with wells drilled and completed by operator. 2. P50 represents the average well performance by each operator for Wolfcamp A wells brought online in the Southern Delaware from 2017-current and have at least 6 months of publicly available production data. 23

PRIMARY SYNERGIES 2020 SYNERGY ACHIEVEMENT LEVEL ESTIMATED TO BE 50% - 75% OF ANNUAL RUN RATE Corporate G&A Delaware D&C Cost Improved Permian Reductions Savings Production Uptime 2020 Synergy Target: 2020 Synergy Target: 2020 Synergy Target: 75% of annual run rate savings 5% reduction over 2019 1% increase in Permian field of $35 - $45 MM Delaware D&C / 1,000’ production uptime LTM Pro Forma G&A (1) 2019E D&C / 1,000’ 10% 2020 – 2021 Corporate ~ $160 MM $1.2 MM Wide Production CAGR 2020 Total G&A Reduction Target 2019 Combined Operational Eagle Ford Maintenance Mode ~ 20% Capital Budget Guidance (~ 40 mboepd) ~ $1.1 B Permian Production 2020 Delaware Capital X (~ 50% of planned spending) $/Boe uplift value ~ $35 - $40 (2) 2020 Synergy uplift: 2020 Synergy uplift: 2020 Synergy uplift: ~ $35 MM ~ $25 - $30 MM ~ $10 MM VALUE UPLIFT OF ~ $70 to $75 MILLION IN 2020 FOR PRIMARY SYNERGIES ONLY 1. LTM total pro forma G&A figures are based off accrual accounting and inclusive of all corporate G&A, including capitalized G&A for both companies 2. $/Boe uplift based on revenue benefit less severance taxes, ad valorem taxes, and variable LOE. 24

# LARGE PROJECTS REDUCE CAPITAL COSTS

## DELAWARE D&C SYNERGY - 2020 TARGETS & 2019 PROGRESS



$1.5
$1.4
$1.3
$1.2
$1.1
$1.0
$0.9
D&C ($ / 1,000')
~ 5%: 2020E D&C / 1,000' savings
5 Rigs: 2020 PF Delaware program
$25 MM - $30 MM: 2020 low risk synergies from larger pro forma project size
SIMOPS
2018
2019E
2020E
Rag Run Pad

## SIMOPS SYNERGY CAPTURE



> 20% cycle time improvement for both drilling and completions from SIMOPS
Delaware Completion (Stages per day)
6
5
4
3
2
1
0
1000
750
500
250
0
Delaware Drilling Efficiency (Feet per day)
Single
Multi-Well
SimOps

## PRIMARY OPERATIONAL SYNERGIES – D&C REDUCTION BREAKDOWN

| Description | 2020 | Comments | 2021+ | Comments |
|---|---|---|---|---|
| Preliminary PF CAPEX | ~ $1.1 B | | ~$1.1 - $1.2 B | |
| Estimated Capital Allocation | 50% | Delaware Basin Only | 75% | Permian Basin |
| CAPEX Base for Synergy | $525 - $575 MM | | $825 - $900 MM | |
| D&C Synergy Guidance | 5% | Delaware Basin Only | 5% - 8% | Permian Basin |
| D&C Synergy Target | $25 - $30 MM | 1H20 Phase-In | $45 - $65 MM | Scaled with activity levels |

## 2021 PERMIAN D&C SYNERGY TARGETS

- ~ 5% - **8%: 2021E D&C / 1,000' savings**
  - Based off 1Q19 and applied across entire Permian capital program
- Mega-pad development enhances drilling efficiency via learnings from first to last well in pad and fewer/shorter rig moves per year
- SIMOPS via consistent utilization of multiple dedicated crews yields step-change in completion efficiencies

25